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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Matthew Crispino

Jan Woo

Rebekah Lindsey

Kathleen Collins

Re:                             Fiverr International Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1

Confidentially submitted on March 15, 2019

CIK No. 0001762301

Ladies and Gentlemen:

On behalf of Fiverr International Ltd. (the “Company”), we are hereby confidentially submitting a Draft Registration Statement on Form F-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 1, 2019 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on March 15, 2019 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on March 28, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 3, which have been marked to show changes from Submission No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

Prospectus Summary, page 1

1.              In response to prior comment 5, you noted that you do not view the number of active sellers as a meaningful metric. Given your disclosure that your platform had more than 830,000 sellers since inception and “hundreds of thousands of sellers” in 2018, it appears that additional context regarding the number of active sellers in 2018 may be helpful to an understanding of the company’s business and revenue that you generated from these sellers. Please revise.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 78 to include the number of active sellers.

2.              We note your response to prior comment 6 regarding the nature of transaction and service fees and the amount generated from each in the last two fiscal years. Please include this information in the registration statement. In addition, clarify whether the transaction and service fees are paid by the buyer, seller or both.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65. The Company advises the Staff that, on each transaction processed through its platform, the Company collects total transaction value plus the service fee from the buyer. Upon delivery of the transaction, the Company then transfers the transaction value less the transaction fee to the seller of the transaction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Buyer acquisition strategy, page 60

3.              We note your response to our prior comment 3. Please also address the following:

•             Clarify what the acronyms SEO and SEM stand for in your definition of performance marketing investments.

•             Revise to explain that the marketing expenses used to calculate tROI exclude out of home advertising and describe the other excluded fixed costs.

•             Explain why certain costs are excluded from your performance marketing investments and related tROI calculations.

•             Clarify that the marketing expense used in this calculation is not the same as marketing expense determined under US GAAP for the purposes of income statement classification.

•             Disclose whether there are any limitations on the use of the metric.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff:

•                  The Company has revised the disclosure on page 61 to define SEO and SEM.

•                  The Company has revised the disclosure on page 61 to explain that the marketing expenses used to calculate tROI exclude out of home advertising and fixed labor costs.

•                  The Company advises the Staff that certain fixed costs are excluded from performance marketing investments and related tROI calculations because performance marketing investments represent the Company’s direct variable costs related to buyer acquisition and its corresponding revenue generation. tROI measures the efficiency of such variable marketing investments and is an indicator actively used by management to make day-to-day operational decisions. Fixed marketing costs, including out of home advertising spend and fixed labor costs, are reviewed and planned on an annual basis. Such costs are intended to increase the Company’s long-term brand awareness, in the case of out of home advertising, and to improve the Company’s core competence in technology and business operation, in the case of fixed labor costs, and are therefore considered separately from performance marketing investments and the tROI calculation.

•                  The Company has revised the disclosure on page 61 to clarify that the marketing expense used is not the same as marketing expense determined under US GAAP and to include limitations on the use of the metric.

4.              The chart presented on page 61 appears to compare the cumulative revenue for a specific cohort period to the performance marketing investments made during the initial cohort period. Please clarify whether any additional marketing costs are incurred in subsequent periods to maintain and grow the cohort group, and if so, explain how such costs are factored into your analysis. To the extent subsequent marketing costs are excluded from your analysis, please explain why.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no material subsequent marketing costs incurred to maintain and grow the cohort group.

Liquidity and Capital Resources, page 67

5.              Your discussion of operating cash flows appears to be a recitation of changes disclosed on the consolidated statement of cash flows. Please revise and expand this discussion to include the primary drivers of, and other material factors necessary to understand, the company´s cash flows from operating activities. Refer to section IV.B of SEC Release 33- 8350.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 to expand the discussion of the Company’s cash flows.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

6.              Please explain why the change in user funds is classified as an operating cash flow while the change in bank deposits is classified as an investing activity when both amounts relate to funds held from buyer prepayments. In your response, please address the following:

•             How the agreement with the payment service provider would impact the classification of such funds as an operating cash outflow.

•             How you determined the classification for the change in user accounts as an operating cash flow.

•             Specifically address whether you have any contractual obligations to remit the user funds to satisfy the buyers purchase or sellers fees and if so, how that factored into your classification within the statement of cash flows.

Please provide the guidance considered in ASC 230 that supports the classification for each of the user funds, bank deposits and user accounts.

Response:  The Company respectfully acknowledges the Staff’s comment and provides the below explanation for why the change in user funds is classified as an operating cash flow, while the change in bank deposits is classified as an investing activity.

Prior to the Company’s agreement with the third-party payment service provider, user funds were not restricted as to withdrawal or use and were therefore considered part of cash and cash equivalents. The Company chose to invest certain of its excess cash in short-term bank deposits, for a period of up to twelve months, in order to earn interest as part of the Company’s cash management objective. Since the bank deposits as of December 31, 2017 were for a period greater than three months, they were not considered to be highly liquid. The Company’s business operations have not and do not consist of investing in short-term bank deposits for trading purposes.

Under ASC 230-10-20, investing activities include, among others, making and collecting loans. The Company considered bank deposits as making loans and, as such, recorded them under investing activities.

In 2018, the Company decided to change its payment flow to hold the above-mentioned user funds through a third-party payment service provider rather than in the Company’s bank accounts. Following the agreement with the payment service provider, such amounts were presented separately from cash and cash equivalents on the face of the balance sheet. The Company no longer invests those amounts in short-term deposits.

Under ASC 230-10-20, operating activities are defined as transactions and other events that are not defined as investing or financing activities. Changes in both user funds and user accounts represent the cash effects of sale transactions and other related events that enter into the determination of net loss and, as such, are recorded under operating activities.

Subject to certain limitations as described in the Company’s terms of service, the Company has a contractual obligation to remit the user funds to satisfy a buyer’s purchase or seller’s fees. Under the Company’s terms of service, there is no requirement that the specific funds should be set aside for remittance. Because the funds were not considered to be restricted cash, such funds were not included in the change in cash, cash equivalents, and restricted cash balances in the statement of cash flows.

p. User funds and user accounts, page F-13

7.              We note your response to our prior comment 11. Given the nature of the funds, please clarify why your stated intent would be different in fiscal 2018 after you entered into an arrangement with an existing payment service provider to hold buyer funds than it was in fiscal 2017. In this regard, please explain further why you did not also reclassify amounts paid by buyers in fiscal 2017 to the “user funds” line item.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as noted above, in 2018, the Company made a business decision to change its payment flow to hold user funds through a third-party payment service provider, rather than in the Company’s bank accounts. The Company has no intent to hold user funds in its bank account and no longer keeps such funds in its bank account.

Note 11: - Shareholder’s equity, page F-24

8.              Please reconcile your statement on page F-16 that protected ordinary shares do not have any participation rights and as such, the two class method of earnings per share is not required with your statement here that protected ordinary shares participate in dividends. Also, tell us why the protected ordinary shares are not included in your weighted average shares used to calculated basic earnings per share. We may have further comment on your presentation of pro forma earnings per share after reviewing your response.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff  that holders of the Company’s protected ordinary shares are entitled to one vote per share and dividends whenever funds are legally available and when, as, and if declared by the Company’s board of directors, which are the same rights to which holders of the Company’s ordinary shares are entitled. In addition, protected ordinary shares are also entitled to preference in liquidation or deemed liquidation (e.g., a merger and acquisition event) as stipulated in the Company’s articles of association, whether voluntary or involuntary (see Note 11 on page F-24) and were therefore accounted for as preferred shares in substance despite the shares’ legal name. The Company has not declared any dividends since commencing its operations.  Accordingly, an application of the two-class method would have no impact on the loss attributable to ordinary shareholders. The Company has revised the disclosure on page F-16 to clarify the above.

According to ASC 260-10-45-10, basic earnings per share shall be computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period. According to ASC 260-10-20, common stock is defined as a stock that is subordinate to all other stock of an issuer. The Company’s ordinary shares are subordinate to protected ordinary shares as the latter have a preference in liquidation (see Note 11 on page F-24). In addition, according to valuations performed by an independent third-party valuation specialist, protected ordinary shares depicted a higher value than ordinary shares, which reflects the above-mentioned subordination. As a result, protected ordinary shares were not included in the weighted average shares used to calculate basic earnings per share.

9.              Please revise to disclose all conversion or other liquidation terms or rights enjoyed by the protected ordinary shares. For example, we note your disclosure on page F-8 that all the protected ordinary shares will automatically convert upon the closing of your IPO. Refer to ASC 505-10-50-3 and 6.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-24 to state that the Company’s protected ordinary shares will be exchanged for ordinary shares upon the adoption of the Company’s amended and restated articles of association immediately prior to the closing of the IPO contemplated by the Company. In addition, the Company respectfully advises the Staff that there are no other liquidation terms or rights enjoyed by the protected ordinary shares other than as disclosed in Submission No. 3.

10.       Please provide us with a breakdown of the sales of ordinary shares in the secondary market and include the date of each transaction, the price paid and the fair value of your ordinary shares at such time. Also, tell us whether the existing investor who purchased such shares is considered a related party.

Response:  The Company respectfully acknowledges the Staff’s comment and provides the below breakdown of the sales of ordinary shares in the secondary market. In addition, the Company respectfully advises the Staff that the existing investor who purchased the shares in the secondary market in the below transactions is considered a related party under Item 7.B of Form 20-F.

Period	# of Shares	Selling price	Fair value of ordinary shares	Expense recorded in the financial statements in the related period
January 2018	2,985,076	$3.35	$1.00	$7.0 million
August 2018	1,562,500	$3.20	$1.81	$2.2 million
Total	4,547,576			$9.2 million

General

11.       You state in your response to prior comment 15 that revenues from sellers in Sudan while the comprehensive sanctions program was in place were immaterial. Please address for us the approximate amount, and materiality, of revenues from such sellers during fiscal 2018 and the preceding and subsequent interim fiscal periods. Also, in light of your past and possible future dealings with persons in Sudan, please address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that its revenue from sellers in Sudan during 2017 and 2018 amounted to approximately $1,800 and $1,150, respectively. The Company does not yet have subsequent interim information available.

The company respectfully notes that its historical business in Sudan was not subject to and did not violate primary U.S. sanctions. Furthermore, the Company’s revenue earned therefrom was not quantitatively or qualitatively material such that such business would be deemed important by a reasonable investor in making an investment decision or give rise to substantial concern that the Company could be targeted by divestment or similar initiatives directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:                                (via email)

Micha Kaufman, Fiverr International Ltd.

Ofer Katz, Fiverr International Ltd.

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua G. Kiernan, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP